John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

October 29, 2012

Mr. Kieran Brown
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Brown:

On August 17, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 41 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 42 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Perkins Discovery Fund (the “Fund”).

On October 9, 2012, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General Comments

Cover Letter

1.	Comment: Please add a cover letter to future 485A filings so as to explain the purpose of the filing.

Response: The Trust will be sure to include such a cover letter for future filings.

Prospectus

Fund Summary – Fees and Expenses of the Fund

2.	Comment: Prior to the “fee waivers and/or expense reimbursements” line item, please add a line item entitled “total annual fund operating expenses.”

Response: The Trust has revised the disclosure as you have requested.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
October 29, 2012

3.

Comment:   Footnote 2 states that the expense limitation agreement may be terminated by the Board upon 60 days’ written notice to the Adviser or by the Adviser with the consent of the Board. Please confirm that there is no current intention to terminate the agreement in the next year.

Response: At this time, neither the Adviser nor the Trust has any intention of terminating the expense limitation agreement as described in the Fund’s prospectus.

Fund Summary – Principal Risks

4.	Comment: Please add the risk of investments in equity securities to this section.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance History

5.	Comment: Please note which of the indices included is intended to represent the broad-based securities market and which are the additional indices.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: Please remove the following sentence – “Shareholders of the Predecessor Fund approved the Reorganization on September __, 2012 and received shares of the Fund on September __, 2012.”

Response: The Trust has revised the disclosure as you have requested.

7.

Comment:    Please consider removing the following sentence – “The performance information below is intended to serve as an illustration of the variability of the Fund’s returns since the Fund is a continuation of the Predecessor Fund and has the same investment objective and investment strategies as the Predecessor Fund.

Response:    Item 4(b)(2) of Form N-1A requires a brief explanation of “how the information [in the bar chart and table] illustrates the variability of the fund’s returns...” While the Trust has customized this required language slightly to reflect the fact that the Fund is a continuation of the Predecessor Fund, it prefers to leave the language as is and, as such, has not removed it.

Additional Information About Fund Strategies

8.

Comment:    The last sentence of the second paragraph in this section states that many companies in which the Fund may invest are located in the upper Midwest states. Please consider if there are any specific risks related to this area that should be disclosed.

Response: The Trust has revised the disclosure as you have requested.

Temporary Defensive Positions

9.	Comment: Please remove the reference to “sub-adviser” from this section as there is no sub-adviser to the Fund.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
October 29, 2012

Response: The Trust has revised the disclosure as you have requested.

The Portfolio Managers

10.	Comment: Please note when Mr. Perkins became the President of the Adviser so as to make it clear he has over five years’ experience.

Response: The Trust has revised the disclosure as you have requested.

Rule 12b-1 Fees

11.

Comment:    In the second to the last sentence in this section, it states that “[t]he 0.25% fee for the shares is a service fee.” Please confirm this is accurate as 0.25% is the only rate listed in the 12b-1 line item of the expense table.

Response: The Trust has revised the disclosure as you have requested.

Small Accounts

12.	Comment: Is there any redemption fee associated with the involuntary closure of a small account.

Response: There is no fee associated with the involuntary closing of a small account.

Frequent Purchases and Redemptions

13.

Comment:     The second sentence in the second paragraph states that shareholders cannot engage in more than four “round trips” in a rolling twelve month period. The third sentence in the second paragraph goes on to state that shareholders who exceed four “round trips” will be investigated and potentially restricted from making further investments in the Fund. It seems that these two sentences contradict each other as the third sentence seems to say four “round trips” are allowed but will be investigated. Please clarify or consider deleting the second sentence altogether.

Response:     The Trust intends to set a limit on “rounds trips” to no more than 4 in twelve months. The Trust also intends to investigate any shareholders who exceed this limit. These two sentences together state that if a shareholder engages in more than four “round trips,” the penalty may be that such shareholder may be restricted from further investing in the Fund. The Trust does not wish to remove these sentences as the second sentence states its policy on “round trips” and the third sentence states the repercussions of not following the policy.

Back Page of Prospectus

14.

Comment:    Please add the language “and its investments” following “[t]he Fund’s annual and semi- annual reports will contain more information about the Fund.” Additionally, please consider whether each of the annual and semi-annual reports will include such a description or if only the annual report will contain that information.

Response: The Trust has revised the disclosure as you have suggested.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
October 29, 2012

Statement of Additional Information

Cover Page

1.	Comment: Please add the ticker symbol to the cover page of the SAI.

Response: The Trust has revised the disclosure as you have suggested.

Description of Permitted Investments – Short-Term Investment/Agency Obligations

2.	Comment: Please provide any updates to the second paragraph in this section beginning with “As of September 7, 2008, the ...”

Response: The Trust has revised the disclosure as you have requested.

Principal Underwriter

3.

Comment:    Please describe if the underwriter is on a best efforts or other basis pursuant to Form N-1A Item 25(a)(1); and add the aggregate dollar amount of commissions retained in the last three years pursuant to Form N-1A Item 25(a)(3).

Response:    With regard to the first part of the comment, the Trust has revised the disclosure as you have suggested. With regard to the second part of the comment on commission retained, the Fund is a no-load fund and this item of Form N-1A is not applicable.

Board of Trustees – Sales Loads

4.	Comment: Why is this disclosure in the SAI as the fee table in the prospectus states that that Fund is no-load.

Response: This disclosure is contained in the SAI because the Fund is part of a series trust and this language may be applicable to one or more of the other series in the Trust.

5.	Comment: In the last sentence of the paragraph that begins with “Each Trustee was nominated to serve ...” please change the reference from “discussed below” to “discussed above.”

Response: The Trust has revised the disclosure as you have requested.

Proxy Voting

6.	Comment: Please check the cross-references to the appendices listed in this section and update accordingly.

Response: The Trust has revised the disclosure as you have requested.

Distribution

7.

Comment:    The fifth paragraph in this section notes that the Board has concluded that there is a reasonable likelihood that the Rule 12b-1 Plan of the Fund will benefit it. Please describe some benefits of the Rule 12b-1 Plan.

Response: The Trust has revised the disclosure as you have requested.

Mr. Kieran Brown
U.S. Securities and Exchange Commission
October 29, 2012

Brokerage Allocation and Other Practices

8.	Comment: Please explain why the following sentence is in the SAI. Does it need to be removed or is it a placeholder for future disclosure?

Securities of “Regular Broker-Dealers” - The Fund is required to identify any securities of its “regular brokers and dealers” (as such term is defined in the 1940 Act) which the Fund may hold at the close of its most recent fiscal year. As of July 31, 2011, the Fund did not hold any securities of its “regular brokers and dealers.”

Response: Largely, this item is a placeholder for future disclosure. The last sentence referencing July 31st will be updated to reference September 30, 2012.

*             *            *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively